KH 9/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2011
14 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road - Suite 903
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Frank B. Chauner 847-509-8880 ext 1
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Brown, P.C. PCAOB # 3363
(Name – *if individual, state last, first, middle name*)

3710 Commercial Ave - Suite 11 (Address) Northbrook (City) Illinois (State) 60062-1846 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11022760

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/9

OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
ROBERT P SOWERSBY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/23/13

Sarah Cyphers
Signature

Chief Compliance Officer
Title

Robert P. Sowersby
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

CHAUNER SECURITIES, INC.

FOR THE YEAR ENDED JUNE 30, 2011

CONTENTS

SUPPLEMENTARY INFORMATION

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

CHAUNER SECURITIES, INC.
Northbrook, Illinois 60062

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

We have audited the accompanying statement of financial condition of CHAUNER SECURITIES, INC., an Illinois corporation, as of June 30, 2011, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of CHAUNER SECURITIES, INC., at June 30, 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In connection with our examination of the financial statements of CHAUNER SECURITIES, INC., for the year ended June 30, 2011, we have also examined the accompanying statements and schedules:

- Statement of Changes in Shareholder's Equity
- Computation of Net Capital
- Reconciliation Pursuant to Rule 17a-5 (d)(4)
- Computation of Aggregated Indebtedness
- SIPC Supplemental Report

The supplementary information, although not considered necessary for generally accepted accounting principles, however, in our opinion, such schedules present fairly the information required to be set forth therein, in conformity with the rules of the Securities and Exchange Commission.

The SIPC Supplemental Report, in our opinion the assessments were determined fairly in accordance with the applicable instructions and forms of the Securities Investor Protection Corporation.

Bernstein & Brown, P.C.

August 12, 2011

CHAUNER SECURITIES, INC.

Statement of Financial Condition

June 30, 2011

CURRENT ASSETS		
Cash and cash equivalents	$105,798	
Broker receivable	10,885	
Total Current Assets		$116,683
OHER ASSETS		
Deposit Clearing Broker		25,000
TOTAL ASSETS		$141,683

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable		$3,194
Broker payables		7,580
Accrued expenses		208
Accrued administration expenses		56,200
State income taxes payable		172
Total Current Liabilities		$67,354
SHAREHOLDER'S EQUITY		
Capital stock		
10,000,000 shares common stock authorized;		
$.01 par value; 1,000 shares issued and outstanding	$10	
Paid-in capital	9,990	
Retained earnings, per accompanying statement	64,330	
Total Shareholder's Equity		74,330
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$141,684

The accompanying notes are an integral part of this statement.

CHAUNER SECURITIES, INC.

Statement of Income and Retained Earnings

For the Year Ended June 30, 2011

REVENUE	
Commissions	$1,036,766
Managing dealer fees	187,498
Mutual fund fees	51,022
Other Income	1,552
Total Revenue	$1,276,838
EXPENSES	
Commissions	$963,213
Administration fees	229,625
Regulatory expenses	20,256
Professional fees	61,583
Other fees	105
Total Expenses	$1,274,782
NET INCOME BEFORE INCOME TAXES	$2,056
INCOME TAXES	
Income taxes	172
NET INCOME TO RETAINED EARNINGS	$1,884
RETAINED EARNINGS JULY 1, 2010	62,446
RETAINED EARNINGS JUNE 30, 2011	$64,330

The accompanying notes are an integral part of this statement.

CHAUNER SECURITIES, INC.

Statement of Cash Flows

For the Year Ended June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$1,884
Changes in assets and liabilities	
Broker receivables	2,114
Broker payables	(451)
Accrued expenses	52,467
NET CASH FLOWS FROM OPERATING ACTIVITIES	$56,014
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in deposit	($25,000)
NET DECREASE IN CASH	$31,014
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	74,785
CASH AND CASH EQUIVALENTS AT END OF YEAR	$105,799
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
INTEREST PAID IN CASH	$0
INCOME TAXES PAID IN CASH	$0

The accompanying notes are an integral part of this statement.

CHAUNER SECURITIES, INC.

Notes to the Financial Statements
June 30, 2011

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – CHAUNER SECURITIES, INC. is a registered security broker dealer.

Method of Accounting - The Company utilizes the accrual method of accounting for all financial purposes.

Cash Equivalents - The Company recognizes that cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Securities Transactions - Securities transactions and related commission income and expense are recorded on the dates of the trade or transaction.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE B: INCOME TAXES

The company is a corporation for federal and state income tax purposes. For federal income tax purposes, the company's earnings of $1,883 during the current fiscal year were offset by a net operating loss carryover from prior years.

The company's remaining federal net operating loss carryover from June 30, 2011 of $17,584 is available to offset profits in ensuing years until June 30, 2039.

For state purposes the Illinois net operating loss carryover of $19,758 to June 30, 2011 has been suspended until 2014 due to economic state issues. Therefore, the corporation was liable for the state income taxes of $172 at June 30, 2011.

CHAUNER SECURITIES, INC.

Notes to the Financial Statements
June 30, 2011

NOTE C: NET CAPITAL REQUIREMENTS

The company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the company is required to maintain a "net capital" equivalent to $5,000 effective as of July 19, 1998 or 6 2/3% of "aggregated indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregated indebtedness change from day to day, but at June 30, 2011 the company had net capital of $74,989 and net capital requirements of approximately $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

NOTE D: RELATED PARTY TRANSACTIONS

The company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties.

The company incurred a total of $229,625 for expenses during the fiscal year. The related entity was due $56,200 at June 30, 2011.

NOTE E: CUSTOMER POSSESSION AND CONTROL

The company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the broker dealer.

CHAUNER SECURITIES, INC.

Notes to the Financial Statements
June 30, 2011

NOTE F: SETTLED STATEMENT OF CLAIM MATTER

On June 2, 2010, a Statement of Claim was filed in June F. Shore v. Gary P. Gardner, Chauner Securities, Inc. and Life Wealth Advisors, Inc. (FINRA Case No. 10-02592) with the FINRA Dispute Resolution Division.

In the Statement of Claim, Shore plead various causes of action resulting from investments she placed through the Respondent Gary P. Gardner. Shore alleges actual damages of not "less than $1, 000, 000," and requested treble damages under one cause of action, and seeks return of all fees and commissions paid to the Respondents.

This matter was entirely settled by the company on January 20, 2011 and all claims against the company were withdrawn.

The complaint's interests were purchased and transferred to an officer of the company and his related entities. No corporate funds or obligation of the company were incurred in this negotiated settlement and no ownership were transferred to the company.

FINRA recognized the settlement on January 25, 2011 and dismissed the company from the arbitration case and considered the matter closed.

SUPPLEMENTARY INFORMATION

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

Schedule I

CHAUNER SECURITIES, INC.

Statement of Changes in Shareholder's Equity

For the Year Ended June 30, 2011

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance - July 1, 2010	$10	$9,990	$62,446	$72,446
Net Income (Schedule)			1,884	1,884
Balance - June 30, 2011	$10	$9,990	$64,330	$74,330

See Accountant's Report

Schedule II

CHAUNER SECURITIES, INC.

Computation of Net Capital

For the Year Ended June 30, 2011

Total shareholder's equity from	
statement of financial condition	$74,330
Less: nonallowable assets	0
haircuts on securities (pursuant to 15c3-1(f)	660
Net Capital	$74,990
Minimum net capital requirements (6 2/3% X $ 5,000)	$4,490
Minimum net capital requirement	$5,000
Excess net capital	$69,990
Net capital less greater of 10% of aggragate indebtedness or 120% of net capital	$68,255
Total aggregated indebtedness	$67,354
Net capital	$74,990
Percentage of aggregate indebtedness to net capital	89.82%

See Accountant's Report

Schedule III

CHAUNER SECURITIES, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

For the Year Ended June 30, 2011

Net capital, as previously reported	$74,080
Add adjustments per audit	910
Net capital, as reported herein	$74,990
Aggregated indebtedness, as previously reported	$66,974
Aggregated indebtedness, as reported herein	$67,354

See Accountant's Report

Schedule IV

CHAUNER SECURITIES, INC.

Computation of Aggregated Indebtedness

For the Year Ended June 30, 2011

Total allowable liabilities from statement of financial condition	$67,354
Deduct: Special reserve bank account deposit [15c3-1 (c)(1)(vii)]	0
Total Aggregated Indebtedness	$67,354

See Accountant's Report

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

CHAUNER SECURITIES, INC.
Northbrook, Illinois 60062

In planning and performing our audit of the financial statements of CHAUNER SECURITIES, INC., an Illinois corporation, as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as require by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. **Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)**
2. **Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13**

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are require to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Brown, P.C.

August 12, 2011

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

CHAUNER SECURITIES, INC.
Northbrook, Illinois 60062

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Chauner Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Chauner Securities, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Chauner Securities, Inc.'s management is responsible for the Chauner Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure was performed and our findings are as follows:

1. **Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of February 8, 2011 for $40 and April 6, 2011 for $68 noting no differences;**

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;
3. Compared any adjustments reported inform SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Brown, P.C.

August 12, 2011